                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C.  20549


                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. __) *

                             PYR Energy Corporation
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                                (Name of Issuer)

                      Common Stock, No Par Value Per Share
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                         (Title of Class of Securities)

                                   693677106
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                                 (CUSIP Number)

                             Gilbert H. Davis, Esq.
                          Sims Moss Kline & Davis LLP
                      400 Northpark Town Center, Suite 310
                           1000 Abernathy Road, N.E.
                             Atlanta, Georgia 30328
                                 (770) 481-7200
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                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                  May 14, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the
following box [   ].

                                      13D
CUSIP No. 693677106

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1  NAME OF REPORTING PERSON:

   Thomas E. Claugus

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS:    PF, OO


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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [   ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: United States


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     NUMBER OF         7  SOLD VOTING POWER:          110,000
      SHARES           ---------------------------------------------------------
   BENEFICIALLY        8  SHARED VOTING POWER:        928,125
     OWNED BY          ---------------------------------------------------------
       EACH            9  SOLE DISPOSITIVE POWER:     110,000
   REPORTING           ---------------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER:   928,125
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  1,038,125


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12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    7.3%

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14  TYPE OF REPORTING PERSON:   IN

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                                       2
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                                      13D
CUSIP No. 693677106

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1  NAME OF REPORTING PERSON:

   Bay Resource Partners, L.P.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]

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3  SEC USE ONLY


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4  SOURCE OF FUNDS:  WC, OO


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT

   TO ITEMS 2(d) or 2(e) [   ]

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6  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

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     NUMBER OF        7  SOLE VOTING POWER:             NONE
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       8  SHARED VOTING POWER:           481,250
    OWNED BY          ----------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER:        NONE
   REPORTING          ----------------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER:     481,250
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11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 481,250

--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

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13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    4.3%

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14  TYPE OF REPORTING PERSON:   PN

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                                       3
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                                      13D
CUSIP No. 693677106

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1 NAME OF REPORTING PERSON:

   Bay Resource Partners Offshore Fund, Ltd.

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2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                         (b) [ ]

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3 SEC USE ONLY


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4 SOURCE OF FUNDS:  WC, OO


--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(e) [   ]

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6 CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

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    NUMBER OF         7  SOLE VOTING POWER:             NONE
     SHARES           ----------------------------------------------------------
   BENEFICIALLY       8  SHARED VOTING POWER:           206,250
    OWNED BY          ----------------------------------------------------------
      EACH            9  SOLE DISPOSITIVE POWER:        NONE
   REPORTING          ----------------------------------------------------------
     PERSON           10  SHARED DISPOSITIVE POWER:     206,250
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11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  206,250

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.5%

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14 TYPE OF REPORTING PERSON:   CO

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                                       4

                                      13D
CUSIP No. 693677106

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1  NAME OF REPORTING PERSON:

   GMT, Inc.

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [X]
                                                          (b) [ ]

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3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS:    WC, OO


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
   TO ITEMS 2(d) or 2(e) [   ]

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

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     NUMBER OF        7  SOLE VOTING POWER:             NONE
      SHARES          ----------------------------------------------------------
   BENEFICIALLY       8  SHARED VOTING POWER:           240,625
    OWNED BY          ----------------------------------------------------------
       EACH           9  SOLE DISPOSITIVE POWER:        NONE
    REPORTING         ----------------------------------------------------------
      PERSON          10  SHARED DISPOSITIVE POWER:     240,625
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 240,625

--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):    1.7%

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14  TYPE OF REPORTING PERSON:   CO

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                                       5

Item 1.        Security and Issuer.

     This Statement relates to shares of the $.001 par value common stock of PYR Energy Corporation (the "Company"). The Company has its principal executive offices at World Trade Center Tower, Suite 1150, 1675 Broadway, Denver, Colorado 80202.

Item 2.        Identity and Background.

     This Statement is filed by the following (collectively, the "Claugus
Group"):

          (a) Mr. Thomas E. Claugus ("Mr. Claugus"), an individual whose business address is 2100 RiverEdge Parkway, Suite 840, Atlanta, Georgia 30328. Mr. Claugus's principal occupation is investment management, provided through his status as the President, sole director and controlling shareholder of GMT Capital Corp., the general partner of Bay Resource Partners, L.P. ("Bay Onshore"), his status as the President, sole director and controlling shareholder of GMT, Inc., and his responsibility for investment decisions made by GMT Capital Offshore Management, LLC, which serves as the Investment Manager of Bay Resource Partners Offshore Fund, Ltd. ("Bay Offshore"). Mr. Claugus is a citizen of the United States of America.

          (b) Bay Onshore, a limited partnership organized under the laws of State of Delaware with its principal offices located at 2100 RiverEdge Parkway, Suite 840, Atlanta, Georgia 30328. Bay Onshore's principal business is investing and reinvesting capital contributed by its partners, earnings and profits in a portfolio consisting principally of equity securities and rights and options relating thereto.

          (c) Bay Offshore, an open-ended investment company incorporated as an exempted company under the laws of the Cayman Islands with its principal offices located at c/o Huntlaw Corporate Services Ltd., Post Office Box 1350 GT, The Huntlaw Building, Fort Street, Grand Cayman, Cayman Islands, B.W.I. Bay Offshore's principal business is investing and reinvesting capital contributed by its shareholders, earnings and profits in a portfolio consisting principally of equity securities and rights and options relating thereto.

          (d) GMT, Inc., a corporation organized under the laws of State of Delaware with its principal offices located at 2100 RiverEdge Parkway, Suite 840, Atlanta, Georgia 30328. GMT, Inc.'s principal business is the ownership and operation of oil and gas producing properties.

     In addition, information regarding the following entities and persons is provided pursuant to General Instruction C to Schedule 13D:

          (e) GMT Capital Corp. ("GMT Capital"), a corporation organized under the laws of the State of Georgia with its principal offices located at 2100 RiverEdge Parkway, Suite 840, Atlanta, Georgia 30328. GMT, Inc.'s principal business is providing investment management services to Bay Onshore (in its capacity as General Partner of Bay Onshore). Persons who, in addition to Mr. Claugus, serve as executive officers of GMT Capital are listed on Schedule A attached hereto, which Schedule A is incorporated herein by this reference.

          (f) Persons who, in addition to Mr. Claugus, serve as executive officers or directors of Bay Offshore are listed on Schedule B attached hereto, which Schedule B is incorporated herein by this reference.

     During the past five years, none of the entities or persons listed above or any of the persons shown on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.

     The funds used to acquire the shares of the Company stock described in Item 5 below were taken from the personal funds, as regards Mr. Claugus, and working capital, including equity contributions and earnings from operations, of Bay Onshore, Bay Offshore and GMT, Inc., respectively, and borrowed through their respective margin borrowing arrangements with the various broker-dealer firms with whom they maintain accounts. Such margin loans have been obtained in the ordinary course of business pursuant to standard brokerage agreements and are secured in part by securities, including shares of the Company stock, owned by Mr. Claugus, Bay Onshore, Bay Offshore and GMT, Inc.

     In the event Mr. Claugus, Bay Onshore, Bay Offshore or GMT, Inc. purchase additional shares of the Company stock, it is currently contemplated that they will use their respective personal funds, working capital and/or funds borrowed through their respective margin borrowing arrangements. As of the date of this Statement, no other arrangements with third parties have been made with respect to financing the acquisition of additional shares except such standard margin arrangements with securities brokers employed by Mr. Claugus, Bay Onshore, Bay Offshore and GMT, Inc.

Item 4.        Purpose of Transaction.

     Bay Onshore, Bay Offshore and GMT, Inc. have acquired the shares of the Company stock indicated herein for investment in the ordinary course of their businesses consistent with the belief that the value of the Company stock exceeded that reflected in the respective market prices of the Company stock on the dates of such purchases. Mr. Claugus may himself acquire, or cause any or all of Bay Onshore, Bay Offshore or GMT, Inc. to acquire, additional shares of the Company stock or to sell shares. Any such determination may be based on a number of factors, including the continued attractiveness of investment in the Company shares at then prevailing market prices, the number of shares that are available for purchase, the price or prices thereof, general market conditions and other similar factors.

     While they reserve the right to develop plans or proposals in the future regarding the following items, at the present time none of the persons identified in response to Item 2 of this Statement have any plans or proposals which relate to or would result in any of the following:

          (1) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (2) Sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (3) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (4) Any material change in the present capitalization or dividend policy of the Company;

          (5) Any other material change in the Company's business or corporate structure;

          (6) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (7) Causing a class of securities of the Company to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (8) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

          (9) Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

     The members of the Claugus Group purchased a total of 94,375 units consisting of 10 shares of common stock and an immediately exercisable warrant to purchase one share of common stock on May 14, 1999 in a private placement of the units by the Company. The purchase price for each unit was $16.00 Under the rules and regulations of the Securities and Exchange Commission, Mr. Claugus may be deemed to be the beneficial owner of a total of 1,038,125 shares of the Company stock, representing approximately 7.3% of the issued and outstanding shares of the Company. Of these shares, 481,250 shares (approximately 4.3% of outstanding shares) are owned directly by Bay Onshore, 206,250 shares (approximately 1.5% of outstanding shares) are owned directly by Bay Offshore; 240,625 shares (approximately 1.7% of outstanding shares) are owned directly by GMT, Inc., and 110,000 shares (approximately 0.8% of outstanding shares) are owned by Mr. Claugus in his regular and individual retirement accounts. Mr. Claugus currently has sole power to direct the voting and disposition of all shares held by the Claugus Group.

     The percentages of outstanding shares of the Company stock set out in the preceding paragraph are computed based on a total of 14,068,662 outstanding shares of Company stock as indicated by a Company representative on May 27, 1999.

     During the past 60 days, the parties filing this Statement have not engaged in any transactions in shares of the Company stock except their purchases of units in the private placement:

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

     Except as described in this Statement, the parties filing this Statement are not parties to any contract, arrangement, understanding or relationships with any other person with respect to shares of the Company stock, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.
           --------------------------------

     Filed as exhibits hereto are the following:

           7.1 Agreement Regarding Joint Filing among Mr. Claugus, Bay Onshore, GMT, Inc. and Bay Offshore.

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: May 27, 1999                  /s/ Thomas E. Claugus
                                    ------------------------------------------
                                    Thomas E. Claugus


                                    BAY RESOURCE PARTNERS, L.P.

                                    By: GMT Capital Corp., General Partner


Date: May 27, 1999                  By:  /s/ Thomas E. Claugus
                                    ------------------------------------------
                                             Thomas E. Claugus, President


                                    BAY RESOURCE PARTNERS OFFSHORE, LTD.



Date: May 27, 1999                  By:  /s/ Thomas E. Claugus
                                        --------------------------------------
                                             Thomas E. Claugus, Director


                                    GMT, INC.



Date: May 27, 1999                  By:  /s/ Thomas E. Claugus
                                        --------------------------------------
                                             Thomas E. Claugus, President

                                   Schedule A


     The following persons, in addition to Mr. Claugus, are the directors or executive officers of GMT Capital:

          Name and                                   Principal Occupation or
      Business Address                              Employment and Citizenship
      -----------------                             --------------------------
Ned Case                             Mr. Case is the Vice President and General Manager of GMT
2100 RiverEdge Parkway, Suite 840    Capital with responsibility for financial management,
Atlanta, Georgia 30328               administrative functions, trading, marketing, and performing investment research.  Mr. Case is a United States citizen.


Steven Levy                          Mr. Levy is GMT Capital's Vice President of Investments and
2100 RiverEdge Parkway, Suite 840    provides research and investment analysis primarily focused
Atlanta, Georgia 30328               on the health care industry.



                                   Schedule B


     The following persons, in addition to Mr. Claugus, are the directors and executive officers of Bay Offshore:


            Name and                                    Principal Occupation or
        Business Address                              Employment and Citizenship
        ----------------                              --------------------------
Clive Harris, BSc. (Econ), A.C.A.         Mr. Harris is a British National, resident in the
International Management Services Ltd.    Cayman Islands.  He is a partner of Paul Harris & Company,
PO Box 61GT                               a Cayman Islands firm of Chartered Accountants, and
George Town, Grand Cayman                 Managing Director of International Management Services
BWI                                       Ltd., the company management arm of that firm.  Mr.
                                          Harris is a Director of Bay Offshore.

Martin Lang                               Mr. Lang has been a member of the Institute of
International Management Services Ltd.    Chartered Accountants in England and Wales since 1991 and is
PO Box 61GT                               employed by International Management Services Ltd. as a
George Town, Grand Cayman                 Company Manager.  Mr. Lang  is a Director of Bay
BWI                                       Offshore and a citizen of the United Kingdom.


                                  EXHIBIT 7.1

                        Agreement Regarding Joint Filing

     The undersigned agree that a Schedule 13D, and any amendments thereto that may be required, shall be filed jointly on behalf of the undersigned, and any other person or entity who may hereafter be included in the definition of "Claugus Group" in any required amendment, when and if required under provisions of the Securities Exchange Act of 1934 or rules or regulations of the Securities and Exchange Commission thereunder.


Date: May 27, 1999                  /s/ Thomas E. Claugus
                                    ------------------------------------------
                                    Thomas E. Claugus


                                    BAY RESOURCE PARTNERS, L.P.

                                    By: GMT Capital Corp., General Partner


Date: May 27, 1999                  By:  /s/ Thomas E. Claugus
                                         -------------------------------------
                                             Thomas E. Claugus, President


                                    BAY RESOURCE PARTNERS OFFSHORE, LTD.



Date: May 27, 1999                  By:  /s/ Thomas E. Claugus
                                         ------------------------------------
                                             Thomas E. Claugus, Director


                                    GMT, INC.



Date: May 27, 1999                  By:  /s/ Thomas E. Claugus
                                         ------------------------------------
                                             Thomas E. Claugus, President